UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Brooklyn ImmunoTherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

114082100

(CUSIP Number)

Charles Cherington
c/o Ara Partners
222 Berkeley Street, Suite 1270
Boston, Massachusetts 02116
(617) 838-3053

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 114082100

1	NAMES OF REPORTING PERSONS
Charles Cherington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,913,365[1]

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,913,365[1]

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,913,365[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Consists of (i) 5,894,101 shares of common stock, par value $0.005 per share (“Common Stock”) of Brooklyn ImmunoTherapeutics, Inc. (the “Issuer”) and (ii) shares of Series A convertible preferred stock of the Issuer convertible into a total of 19,264 shares of Common Stock.
2 Calculated based on 52,043,818 shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 114082100

Item 1.	Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 21, 2021 (the “Original Schedule 13D”) (the Original Schedule 13D, as amended by Amendment No. 1 are collectively referred to herein as the “Schedule 13D”).

This Schedule 13D relates to the shares of common stock, par value $0.005 per share (the “Common Stock”), of Brooklyn ImmunoTherapeutics, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 140 58th Street, Building A, Suite 2100, Brooklyn, New York 11220.

This Amendment No. 1 reports a decrease in the Reporting Person’s percentage of beneficial ownership of the outstanding shares of Common Stock as a result of the Reporting Person selling shares of Common Stock in June 2021 as set forth below, as well as the result of the Issuer’s issuance of shares of Common Stock since the date of the Original Schedule 13D.  Following the sale of 400,000 shares of Common stock in June 2021 by the Reporting Person and as a result of the issuance of 5,500,000 shares of Common Stock by the Issuer in connection with a private placement that it completed on March 9, 2022, the Reporting Person’s percentage of beneficial ownership of the outstanding shares of Common Stock decreased from 15.2% as reported in the Original 13D to 11.4%.

In June 2021, the Reporting Person made the following transactions in shares of the Issuer:

Transaction Date	Shares Sold	Weighted Average Price
06/16/2021	200,000	$15.7338
06/16/2021	198,000	$15.7435
06/17/2021	2,000	$16.2974

Item 3.	Source and Amount of Funds or Other Consideration

The information provided in Item 5 of this Amendment No. 1 is incorporated by reference to this Item 3.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b), and (c) of Item 5 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) and (b): As of March 9, 2022, the Reporting Person (i) owns directly 5,894,101shares of Common Stock outright and (ii) Series A convertible preferred stock convertible into 19,264 shares of Common Stock. The Reporting Person's beneficial ownership of the Common Stock on the date of this Amendment No. 1 is reflected on that Reporting Person's cover page of this Amendment No. 1.

(c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days.

CUSIP No. 114082100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2022
	By:	/s/ Charles Cherington
Name: Charles Cherington